MANAGEMENT'S DISCUSSION AND ANALYSIS
August 11, 2015
The following discussion and analysis is management's opinion of TransGlobe's historical financial and operating results and should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements for the Company for the three and six months ended June 30, 2015 and 2014 and the audited Consolidated Financial Statements and management's discussion and analysis ("MD&A") for the year ended December 31, 2014 included in the Company’s annual report. The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board in the currency of the United States (except where otherwise noted). Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report on Form 40-F may be found on EDGAR at www.sec.gov.
READER ADVISORIES
Forward Looking Statements
Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including, but not limited to, management’s assessment of future plans and operations, the anticipated amount and timing of future dividend payments, the sustainability of future dividend payments, anticipated increases to the Company's reserves and production, collection of accounts receivable from the Egyptian Government, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situations in Egypt and Yemen, reserve estimates, management’s expectation for results of operations for 2015, including expected 2015 average production, funds flow from operations, the 2015 capital program for exploration and development, the timing and method of financing thereof, method of funding drilling commitments, and commodity prices and expected volatility thereof. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.
Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.
Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. The recovery and reserve estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.
In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and at the Company's website (www.trans-globe.com). Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

Q2-2015	1

DIVIDENDS
During the six months ended June 30, 2015, TransGlobe paid cash dividends as follows:

Ex-dividend date	Record Date	Payment Date	Per Share Amount
March 12, 2015	March 16, 2015	March 31, 2015	$0.05
June 11, 2015	June 15, 2015	June 30, 2015	$0.05

On August 11, 2015, TransGlobe's Board of Directors approved and declared a quarterly dividend of $0.05 per share, which is payable on September 30, 2015 to shareholders of record on September 15, 2015. The quarterly dividend declared on August 11, 2015 has been designated as an eligible dividend under the Income Tax Act (Canada).
The actual amount of future quarterly dividends will be proposed by management and subject to the approval and discretion of the Board. The Board reviews proposed dividend payments in conjunction with their review of quarterly financial and operating results. Future dividend levels will be dependent upon economic factors including commodity prices, capital expenditure programs and production volumes, and will be evaluated regularly to ensure that dividend payments do not compromise the strong financial position or the growth of the Company.
MANAGEMENT STRATEGY AND OUTLOOK
The Q3-2015 outlook provides information as to management’s expectation for results of operations for Q3-2015. Readers are cautioned that the Q3-2015 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to commodity prices and fluctuations in the business environment, including disruptions caused by the ongoing political changes and civil unrest occurring in the jurisdictions that the Company operates in, and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this MD&A.
Q3-2015 Outlook
It is expected that Q3-2015 production will average approximately 13,800 Bopd.  The Company now markets its own crude, therefore future funds flow will be dependent upon the timing of crude oil tanker liftings and the pricing that the Company is able to negotiate for its crude. Because these factors are difficult to accurately predict, the Company has not provided funds flow guidance for 2015. Funds flow and crude oil inventory levels are expected to fluctuate significantly from quarter to quarter due to the timing of liftings.
On April 4th TransGlobe lifted and sold its second directly marketed crude oil shipment, which was comprised of 544,752 barrels of Ras Gharib blend. The sold barrels were first allocated to West Bakr entitlement oil for the first half of the year, which amounted to 385,829 barrels. The remaining 158,923 barrels were allocated to West Gharib entitlement oil produced in the second quarter. West Gharib was in an under-lift (unsold) position of 253,771 entitlement barrels at the end of the quarter, whereas West Bakr held no crude oil inventory at quarter end. The next cargo lifting is scheduled for late September.

2015 Capital Budget
($ millions)
Egypt	37.0
Yemen	0.5
Total	37.5
The 2015 capital program is split 49:51 between development and exploration, respectively. The focus for the second half of 2015 will be on building the exploration prospect inventory from the recently acquired seismic in the Eastern Desert region of Egypt and interpretation of the recently completed 400 km2 3-D seismic program on the South Ghazalat concession in the Western Desert. No wells were drilled during the second quarter and there are currently no plans for any further drilling activities for the remainder of the year. The capital budget shown above excludes amounts for capitalized G&A. It is anticipated that the Company will fund its 2015 capital budget from funds flow from operations and working capital.
ADDITIONAL MEASURES
Funds Flow from Operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash necessary to fund future growth through capital investment. Funds flow from operations may not be comparable to similar measures used by other companies.

2	Q2-2015

Reconciliation of Funds Flow from Operations
	Three Months Ended June 30		Six Months Ended June 30
($000s)	2015	2014	2015	2014
Cash flow from operating activities	24,323	33,467	42,371	36,678
Changes in non-cash working capital	(17,332)	9,718	(38,668)	38,994
Funds flow from operations*	6,991	43,185	3,703	75,672
* Funds flow from operations does not include interest or financing costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income. Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

Debt-to-funds flow ratio
Debt-to-funds flow is a measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, plus convertible debentures over funds flow from operations for the trailing twelve months. Debt-to-funds flow may not be comparable to similar measures used by other companies.
Netback
Netback is a measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.
TRANSGLOBE’S BUSINESS
TransGlobe is a Canadian-based, publicly-traded oil exploration and production company whose activities are concentrated in the Arab Republic of Egypt (“Egypt”), with additional legacy non-operated assets in the Republic of Yemen (“Yemen”).

Q2-2015	3

SELECTED QUARTERLY FINANCIAL INFORMATION

	2015		2014				2013
(000s, except per share, price and volume amounts)	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3
Average production volumes (Bopd)	15,064	14,886	15,172	15,109	16,112	18,067	18,519	18,197

Inventory volumes (Bbl)	253,325	179,730	—	13,025	4,500	49,103	37,326	9,510
Average sales volumes (Bopd)	14,251	12,876	15,139	15,132	16,485	17,932	18,213	18,109
Average price ($/Bbl)	48.31	46.82	66.41	88.59	96.14	94.89	96.10	97.18
Oil sales	62,647	54,251	92,488	123,317	144,208	153,140	161,035	161,900
Oil sales, net of royalties	33,960	29,573	52,340	67,848	76,040	78,366	81,196	78,531
Cash flow from operating activities	24,323	18,048	113,422	(3,123)	33,467	3,211	109,226	22,035
Funds flow from operations*	6,991	(3,288)	15,932	28,885	43,185	32,487	36,743	33,483
Funds flow from operations per share
- Basic	0.09	(0.04)	0.21	0.38	0.58	0.44	0.49	0.45
- Diluted	0.09	(0.04)	0.19	0.35	0.57	0.43	0.49	0.44
Net earnings	(12,580)	(11,197)	(50,571)	19,162	26,199	16,692	6,893	16,344
Net earnings (loss) - diluted	(12,580)	(13,577)	(63,384)	14,934	26,199	16,692	6,893	16,344
Net earnings per share
- Basic	(0.17)	(0.15)	(0.67)	0.26	0.35	0.22	0.09	0.22
- Diluted	(0.17)	(0.17)	(0.77)	0.18	0.35	0.22	0.09	0.22
Dividends paid	3,703	3,763	3,762	3,761	11,229	—	—	—
Dividends paid per share	0.05	0.05	0.05	0.05	0.15	—	—	—

Total assets	599,744	614,345	654,058	720,306	705,859	692,341	675,800	723,708
Cash and cash equivalents	122,961	126,101	140,390	77,939	110,057	107,607	122,092	128,162
Convertible debentures	74,421	65,511	69,093	83,229	88,814	87,765	87,539	85,300
Total long-term debt, including	—	—	—	—	—	—	—	39,040
current portion
Debt-to-funds flow ratio**	1.5	0.8	0.6	0.6	0.6	0.6	0.6	0.8
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

** Debt-to-funds flow ratio is measure that represents total long-term debt (including the current portion) plus convertible debentures over funds flow from operations from the trailing 12 months and may not be comparable to measures used by other companies.

During the second quarter of 2015, TransGlobe:

•	Maintained a strong financial position, reporting a trailing 12 months debt-to-funds flow ratio of 1.5 at June 30, 2015;

•	Paid a quarterly dividend of $3.7 million ($0.05/share).

•	Reported a net loss of $12.6 million, which includes a $7.8 million unrealized non-cash loss on convertible debentures;

•	Experienced an increase in oil sales compared to Q1-2015 primarily as a result of increased sales volumes and higher oil prices during the second quarter;

•
Achieved positive funds flow from operations of $7.0 million, which is a significant improvement from Q1-2015. This is primarily due to a larger number of entitlement barrels being sold in Q2-2015 (544,752 bbls) versus Q1-2015 (418,245 bbls), combined with reduced operating, selling and cash general and administrative costs; and

•	Spent $22.3 million on capital programs, which was funded entirely with funds flow from operations and cash on hand.

4	Q2-2015

2015 TO 2014 NET EARNINGS VARIANCES

	$000s	$ Per Share Diluted	% Variance
Q2-2014 net earnings	26,199	0.35
Cash items
Volume variance	(10,034)	(0.13)	(37)
Price variance	(71,527)	(0.96)	(273)
Royalties	39,481	0.53	151
Expenses:
Production and operating	4,837	0.07	18
Selling costs	(806)	(0.01)	(3)
Cash general and administrative	285	—	1
Exploration	221	—	1
Current income taxes	10,556	0.14	40
Realized foreign exchange gain (loss)	(5)	—	—
Interest on long-term debt	225	—	1
Other income	(9,202)	(0.12)	(35)
Total cash items variance	(35,969)	(0.48)	(136)
Non-cash items
Unrealized foreign exchange gain	1,953	0.03	7
Depletion, depreciation and amortization	(164)	—	(1)
Unrealized gain (loss) on financial instruments	(9,747)	(0.13)	(37)
Stock-based compensation	274	—	1
Deferred income taxes	4,555	0.06	17
Deferred lease inducement	266	—	1
Amortization of deferred financing costs	53	—	—
Total non-cash items variance	(2,810)	(0.04)	(12)
Q2-2015 net earnings	(12,580)	(0.17)	(148)
TransGlobe recorded a net loss of $12.6 million in Q2-2015 compared to earnings of $26.2 million in Q2-2014. The negative earnings impact of reduced sales volumes and significantly lower oil prices totaled $81.6 million in aggregate compared to Q2-2014, which was partially offset by decreased royalties and current income taxes of $50.0 million. The mark-to-market adjustment on the convertible debentures created a $9.7 million negative earnings variance, while a further $9.3 million negative variance was caused by the reverse termination fee received from Caracal in Q2-2014. Reduced production and operating expenses and a deferred tax recovery had a significant positive impact on earnings in Q2-2015 compared to Q2-2014.
BUSINESS ENVIRONMENT
The Company’s financial results can be significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2015		2014
	Q-2	Q-1	Q-4	Q-3	Q-2
Dated Brent average oil price ($/Bbl)	61.69	53.92	76.40	101.82	108.95
U.S./Canadian Dollar average exchange rate	1.230	1.241	1.136	1.089	1.091

The price of Dated Brent oil averaged 14% higher in Q2-2015 compared with Q1-2015. All of the Company’s production is priced based on Dated Brent and shared with the respective governments through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. The contracts provide for cost recovery per quarter up to a maximum percentage of total revenue. Timing differences often exist between the Company's recognition of costs and their recovery as the Company accounts for costs on an accrual basis, whereas cost recovery is determined on a cash basis. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, depending on the PSC, the Contractor's share of excess ranges between 0% and 30%. In Yemen, under the Production Sharing Agreements, the excess is treated as production sharing oil. If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. Typically maximum cost recovery or cost oil ranges from 25% to 30% in Egypt and 50% to 60% in Yemen. The balance of the production after maximum cost recovery is shared with the respective governments (production sharing oil). In Egypt, depending on the contract, the government receives 70% to 86% of the production sharing oil or profit oil. In Yemen, the government receives 65% of the production sharing oil or profit oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of production sharing oil increases when production exceeds pre-set production levels in the respective contracts. During times of increased oil prices, the Company receives less cost oil and may receive more production sharing oil. During times of lower oil prices, the Company receives more cost oil and may receive less profit oil. For reporting purposes, the Company records the respective government’s share of production as royalties and taxes (all taxes are paid out of the government’s share of production) which will increase during times of rising oil prices and will decrease in times of declining oil prices.

Q2-2015	5

Egypt has been experiencing significant political changes over the past four years and while this has had an impact on the efficient operations of the government in general, business processes and the Company’s operations have generally proceeded as normal. While exploration and development activities have generally been uninterrupted, the Company has experienced delays in the collection of accounts receivable from the Egyptian government. The Company collected a substantial amount on overdue receivables in 2014 ($233.5 million), which reduced the accounts receivable balance to $117.6 million as at December 31, 2014. The trend of accounts receivable reductions has continued through the first half of 2015, in which the Company collected $45.3 million, bringing the receivable balance down to $72.8 million. In December 2014, the Company negotiated an arrangement with EGPC to begin marketing its entitlement barrels from the Eastern Desert on a go-forward basis. Two oil shipments were lifted in the first half of 2015, and the Company expects to complete another two liftings in the second half of the year. The next cargo lifting is scheduled for late September. TransGlobe anticipates that this marketing process will reduce or eliminate future issues regarding receivables for oil sales.

OPERATING RESULTS AND NETBACK
Daily Volumes, Working Interest before Royalties (Bopd)
Production Volumes

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Egypt	15,064	15,956	14,885	16,619
Yemen	—	156	91	464
Total Company	15,064	16,112	14,976	17,083

Sales Volumes (excludes volumes held as inventory)

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Egypt	14,251	15,956	13,483	16,619
Yemen	—	529	84	585
Total Company	14,251	16,485	13,567	17,204

Netback

Accounting netback
	Six Months Ended June 30
	2015		2014
(000s, except per Bbl amounts)(1)	$	$/Bbl	$	$/Bbl
Egypt	18,499	7.58	76,797	25.53
Yemen	(2,938)	(193.24)	1,009	9.53
Consolidated	15,561	6.33	77,806	24.99
1.
The Company achieved the netbacks above on sold barrels of oil in the six months ended June 30, 2015 and June 30, 2014 (these figures do not include TransGlobe entitlement barrels held as inventory at June 30, 2015).

	Three months ended June 30
	2015		2014
(000s, except per Bbl amounts)(1)	$	$/Bbl	$	$/Bbl
Egypt	13,031	10.05	38,618	26.59
Yemen	(1,612)	—	294	6.10
Consolidated	11,419	8.81	38,912	25.95
1.
The Company achieved the netbacks above on sold barrels of oil in the three months ended June 30, 2015 and June 30, 2014 (these figures include TransGlobe entitlement barrels produced in prior periods and sold in the current quarter, and do not include TransGlobe entitlement barrels held as inventory at June 30, 2015).

6	Q2-2015

Notional netback
	Six Months Ended June 30
	2015		2014
(000s, except per Bbl amounts)(1)	$	$/Bbl	$	$/Bbl
Egypt	27,434	10.18	76,797	25.53
Yemen	(2,938)	(193.24)	1,009	9.53
Consolidated	24,496	9.05	77,806	24.99
1.
It is estimated that the Company would have achieved the netbacks noted above if the Company’s sales volumes had been equivalent to production volumes, and if all sales had taken place at the average realized selling price for the period.

	Three months ended June 30
	2015		2014
(000s, except per Bbl amounts)(1)	$	$/Bbl	$	$/Bbl
Egypt	15,669	11.43	38,618	26.59
Yemen	(1,612)	—	294	6.10
Consolidated	14,057	10.24	38,912	25.95
1.
It is estimated that the Company would have achieved the netbacks noted above if the Company’s sales volumes had been equivalent to production volumes, and if all sales had taken place at the average realized selling price for the period.

Egypt - accounting netback
	Six Months Ended June 30
	2015		2014
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	116,288	47.65	285,963	95.07
Royalties	53,734	22.02	139,721	46.45
Current taxes	14,380	5.89	37,153	12.35
Production and operating expenses	25,778	10.56	32,292	10.74
Selling costs	3,897	1.60	—	—
Netback	18,499	7.58	76,797	25.53

	Three months ended June 30
	2015		2014
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	62,872	48.48	139,020	95.74
Royalties	28,694	22.13	66,699	45.94
Current taxes	7,563	5.83	17,718	12.20
Production and operating expenses	12,778	9.85	15,985	11.01
Selling costs	806	0.62	—	—
Netback	13,031	10.05	38,618	26.59
The netback per Bbl in Egypt decreased 62% and 70%, respectively, in the three and six months ended June 30, 2015 compared with the same periods of 2014. The decreased netbacks were principally the result of a reduction in realized oil prices of 49% and 50%, respectively, in the three and six months ended June 30, 2015 compared with the same periods of 2014.
Production and operating expenses decreased by $3.2 million and $6.5 million, respectively, in the three and six months ended June 30, 2015 compared to the same periods of 2014. This is principally the result of reduced activity levels combined with the Company's efforts to achieve cost efficiencies in a lower oil price environment. These cost savings have translated to reductions of 11% and 2%, respectively, on a per Bbl basis even though sales volumes were lower in the current year. Also contributing to the reduction in netback per Bbl were selling costs (mainly transportation and marketing fees) incurred on the direct sale of the Company's crude oil. TransGlobe completed two direct sales of crude oil to third party buyers during the first half of 2015 (one lifting in each of the first two quarters). The Q1-2015 lifting was sold CIF (cost, insurance and freight) destination, resulting in significantly higher selling costs in the first quarter, whereas the Q2-2015 lifting was sold FOB shipping point.
Royalties and taxes as a percentage of revenue decreased to 58% and 59%, respectively, for the three and six months ended June 30, 2015 compared with 61% and 62%, respectively, for the same periods of 2014 as a result of lower oil prices. If all crude oil had been sold in the period in which it was produced for the first half of 2015, royalties and taxes as a percentage of revenue would have been 55% and 53%, respectively, for the three and six months ended June 30, 2015. When oil prices fall it takes more barrels to recover costs, thereby reducing (or eliminating) excess cost oil barrels, the majority of which are allocated to the government.
The average selling price during the three months ended June 30, 2015 was $48.48/Bbl, which was $13.21/Bbl lower than the average Dated Brent oil price of $61.69/Bbl for the period (Q2-2014 $108.95/Bbl). The difference is due to a gravity/quality adjustment and is also impacted by the timing of the direct sale, specifically the Q2-2015 lifting which was sold based on the April average Dated Brent price.

Q2-2015	7

Egypt - notional netback
	Six Months Ended June 30
	2015		2014
(000s, except per Bbl amounts)(1)	$	$/Bbl	$	$/Bbl
Oil sales	128,378	47.65	285,963	95.07
Royalties	53,734	19.94	139,721	46.45
Current taxes	14,380	5.34	37,153	12.35
Production and operating expenses	28,519	10.59	32,292	10.74
Selling costs	4,311	1.60	—	—
Netback	27,434	10.18	76,797	25.53
1.
It is estimated that the Company would have achieved the netbacks noted above if the Company’s sales volumes had been equivalent to production volumes, and if all sales had taken place at the average realized selling price for the period.

	Three months ended June 30
	2015		2014
(000s, except per Bbl amounts)(1)	$	$/Bbl	$	$/Bbl
Oil sales	66,458	48.48	139,020	95.74
Royalties	28,694	20.93	66,699	45.94
Current taxes	7,563	5.52	17,718	12.20
Production and operating expenses	13,682	9.98	15,985	11.01
Selling costs	850	0.62	—	—
Netback	15,669	11.43	38,618	26.59
1.
It is estimated that the Company would have achieved the netbacks noted above if the Company’s sales volumes had been equivalent to production volumes, and if all sales had taken place at the average realized selling price for the period.

Yemen
In January 2015, the Company provided notice of its relinquishment of its interests in Block 32 and Block 72 in Yemen due to project economics and security issues. The relinquishment of Blocks 32 and 72 were effective March 31, 2015 and February 28, 2015, respectively. The Company has retained its 25% interest in Blocks S-1 and 75.
Although TransGlobe’s Yemen properties contributed minimal sales volumes during the first half, the Company continued to incur the majority of the operating costs associated with the blocks. These factors resulted in a negative netback per Bbl of $193.24 in Yemen for the six months ended June 30, 2015. There were no sales in Yemen for the three months ended June 30, 2015.

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	Six Months Ended June 30
	2015		2014
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	14,843	6.04	14,708	4.72
Stock-based compensation	2,573	1.05	2,728	0.88
Capitalized G&A and overhead recoveries	(3,479)	(1.42)	(3,584)	(1.15)
G&A (net)	13,937	5.67	13,852	4.45

	Three Months Ended June 30
	2015		2014
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	6,525	5.03	6,898	4.60
Stock-based compensation	1,620	1.25	1,894	1.26
Capitalized G&A and overhead recoveries	(2,126)	(1.64)	(1,948)	(1.30)
G&A (net)	6,019	4.64	6,844	4.56
G&A expenses (net) for the three months ended June 30, 2015 decreased 12% in Q2-2015 compared with Q2-2014 (2% increase on a per bbl basis). G&A expenses (net) for the six months ended June 30, 2015 increased 1% in Q2-2015 compared with Q2-2014 (27% increase on a per bbl basis). The majority of the per Bbl amount increases are due to reduced sales volumes in the first half of 2015 as compared to 2014. If all crude oil was sold in the same period it was produced for the first half of the year, G&A (gross) per bbl would have been $4.76 and $5.48, respectively, for the three and six months ended June 30, 2015, representing a 3% and 16% increase, respectively, as compared to the same periods in 2014.

8	Q2-2015

FINANCE COSTS
Finance costs for the three and six months ended June 30, 2015 were $1.6 million and $3.3 million, respectively (2014 - $1.9 million and $3.8 million, respectively). Interest expense on the convertible debentures for the three and six-month periods ended June 30, 2015 were $1.2 million and $2.4 million, respectively (2014 - $1.3 million and $2.6 million, respectively). The decrease in this portion of the interest expense is due to foreign exchange fluctuations, as the interest on the convertible debentures is paid in Canadian dollars. The remaining decrease in interest expense is due to a lower utilization of the Company's Borrowing Base Facility as at June 30, 2015 compared to June 30, 2014.

	Three Months Ended June 30		Six Months Ended June 30
(000s)	2015	2014	2015	2014
Interest expense	$1,354	$1,579	$2,793	$3,195
Amortization of deferred financing costs	226	279	462	555
Finance costs	$1,580	$1,858	$3,255	$3,750
The Company had no long-term debt outstanding under the Borrowing Base Facility as at June 30, 2015 (June 30, 2014 - $nil million). The borrowing base was reduced from $85.5 million to $71.0 million on June 30, 2015 as a result of a scheduled reduction to the facility. The Borrowing Base Facility bears interest at LIBOR plus an applicable margin that varies from 5.0% to 5.5% depending on the amount drawn under the facility, and the term of the facility extends to December 31, 2017.
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$14.04 per common share. The debentures are not redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$17.55 per common share). The conversion price of the convertible debentures will adjust for any amounts paid out as dividends on the common shares of the Company, provided that the dividend payment causes the conversion price to change by 1% or more. Interest of 6% is payable semi-annually in arrears on March 31 and September 30. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.

DEPLETION AND DEPRECIATION (“DD&A”)

	Six Months Ended June 30
	2015		2014
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	23,704	9.71	24,030	7.99
Yemen	—	—	1,150	10.86
Corporate	217	—	218	—
	23,921	9.74	25,398	8.16

	Three Months Ended June 30
	2015		2014
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	12,288	9.48	11,660	8.03
Yemen	—	—	448	9.31
Corporate	109	—	125	—
	12,397	9.56	12,233	8.15
In Egypt, DD&A increased 18% and 22% on a per Bbl basis in the three and six months ended June 30, 2015 compared to 2014. This increase is mostly due to a lower reserve base over which to deplete costs in Egypt.
In Yemen, no DD&A expense was recorded in the three and six months ended June 30, 2015 due to the fact that the Company wrote its Yemen assets down to nil on the 2014 year-end Consolidated Balance Sheet. In January 2015, the Company relinquished its interests in Block 32 (13.81% working interest) and Block 72 (20% working interest) in Yemen (effective March 31, 2015 and February 28, 2015, respectively) due to ongoing political and tribal turmoil in the vicinity of the blocks. The Company has retained its 25% working interest in Block S-1 and Block 75 and reclassified the Block S-1 reserves to contingent resources.

Q2-2015	9

CAPITAL EXPENDITURES

	Six Months Ended June 30
($000s)	2015	2014
Egypt	36,302	30,445
Yemen	—	984
Corporate	136	426
Total	36,438	31,855
In Egypt, total capital expenditures in the first six months of 2015 were $36.3 million (2014 - $30.4 million). During the first half of the year, the Company drilled five wells in Egypt (three at NWG, one at West Bakr and one at West Gharib). All drilling activity took place in the first quarter of the year. No wells were drilled during the second quarter and the Company has no plans for any further drilling activities for the remainder of the year. Year-to-date, the Company has spent $14.2 million on seismic acquisition, processing and interpretation, all of which has been capitalized as exploration and evaluation assets. The largest contributor to seismic costs during the year has been the South Ghazalat 3-D acquisition, which was under budget at $12.9 million. The Company has expended $1.7 million on facilities construction and improvements, and has capitalized $3.5 million of G&A costs related to capital projects.
The Company paid a signing bonus in the amount of $2.0 million upon ratification of the NW Sitra concession agreement, which has been capitalized as an intangible exploration and evaluation asset.

OUTSTANDING SHARE DATA
As at June 30, 2015, the Company had 73,039,171 common shares issued and outstanding and 5,858,400 stock options issued and outstanding, which are exercisable in accordance with their terms into a maximum of 5,858,400 common shares of the Company.
NORMAL COURSE ISSUER BID
On March 25, 2015, the Toronto Stock Exchange ("TSX") accepted the Company's notice of intention to make a Normal Course Issuer Bid ("NCIB") for its common shares. Under the NCIB, the Company may acquire up to 6,207,585 common shares, which is equal to 10% of the public float. The NCIB commenced on March 31, 2015, and will terminate on March 30, 2016 or such earlier date on which TransGlobe completes its purchases of common shares under the NCIB or terminates the NCIB at its option. The maximum number of common shares that may be acquired by the Company during the same trading day is 89,289, which is equal to 25% of the Company's average daily trading volume of 357,159 for the previous six completed calendar months, subject to the Company's ability to make one block purchase of common shares per calendar week that exceeds such limit. All shares acquired will be cancelled.
The Company has entered into an automatic share purchase plan with a broker in order to facilitate the repurchase of its common shares. Under the Company's automatic share purchase plan, the Company's broker may repurchase shares under the NCIB during the Company's self-imposed blackout periods. The automatic share purchase plan has been approved by the TSX and will be implemented for a six month term effective March 31, 2015.
During the three and six months ended June 30, 2015, the Company repurchased 2,269,990 common shares. Subsequent to the end of the second quarter, the Company repurchased an additional 833,802 common shares.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to evaluate the Company’s overall financial strength is debt-to-funds flow from operations (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operations ratio, a key short-term leverage measure, remained strong at 1.5 times at June 30, 2015 (December 31, 2014 - 0.6). TransGlobe's debt-to-funds flow ratio has deteriorated in the first half of 2015, and is expected to deteriorate further in the second half of the year, as a result of a lower oil price environment. Despite the deterioration of this particular ratio, the Company remains in a strong financial position due to prudent capital resource management. TransGlobe's management will continue to steward capital programs, focus on cost reductions and maintain a strong balance sheet through 2015 and beyond.

10	Q2-2015

The table below illustrates TransGlobe’s sources and uses of cash during the periods ended June 30, 2015 and 2014:

Sources and Uses of Cash
	Six Months Ended June 30
($000s)	2015	2014
Cash sourced
Funds flow from operations[1]	3,703	75,672
Exercise of stock options	208	1,606
	3,911	77,278
Cash used
Capital expenditures	36,438	31,855
Dividends paid	7,466	11,229
Transfer to restricted cash	1	1
Purchase of common shares	9,031	—
Finance costs	2,738	4,056
Other	1,125	639
	56,799	47,780
	(52,888)	29,498
Changes in non-cash working capital	35,459	(41,533)
Increase in cash and cash equivalents	(17,429)	(12,035)
Cash and cash equivalents – beginning of period	140,390	122,092
Cash and cash equivalents – end of period	122,961	110,057
1 Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital.
Working capital is the amount by which current assets exceed current liabilities. At June 30, 2015, the Company had working capital of $178.7 million (December 31, 2014 - $229.7 million). The decrease to working capital in Q2-2015 is principally due to reduced oil prices. The majority of the Company’s accounts receivable are due from EGPC, and the economic challenges in the country increased EGPC's credit risk, which in turn increased the Company’s credit risk. The Company expects to recover the entire accounts receivable balance in full. The Company collected a total of $45.3 million from EGPC during the first half of 2015, which reduced the receivable balance to $72.8 million at quarter-end. In December 2014, the Company negotiated an arrangement with EGPC to begin marketing its entitlement barrels from the Eastern Desert on a go-forward basis. The Company has completed two direct sales of crude oil to a third party buyer during the first half of 2015. The Company anticipates that this direct marketing will reduce or eliminate any future issues regarding collections on receivables for oil sales, and will significantly reduce the Company's credit risk on a go-forward basis.
To date, the Company has experienced no difficulties with transferring funds abroad.
At June 30, 2015, TransGlobe had $71.0 million available under a Borrowing Base Facility of which no amounts were drawn, however, the Company was utilizing $58.6 million in the form of letters of credit primarily to support its work commitments under the Egyptian PSCs signed in 2013.

COMMITMENTS AND CONTINGENCIES
As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)			Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued	Yes-Liability	32,848	32,848	—	—	—
liabilities
Convertible debentures	Yes-Liability	74,421	—	74,421	—	—
Office, equipment and drilling rig leases	No	5,438	1,002	2,547	1,679	210
Minimum work commitments[3]	No	27,684	750	26,934	—	—
Total		140,391	34,600	103,902	1,679	210

[1]	Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.

[2]	Payments denominated in foreign currencies have been translated at June 30, 2015 exchange rates.

[3]	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

Q2-2015	11

The Company is subject to certain office and equipment leases.
Pursuant to the PSC for North West Gharib in Egypt, the Company had a minimum financial commitment of $35.0 million ($9.7 million remaining) and a work commitment for 30 wells and 200 square kilometers of 3-D seismic during the initial-three year exploration period, which commenced on November 7, 2013. As at June 30, 2015, the Company had expended $25.3 million towards meeting that commitment.
Pursuant to the PSC for South East Gharib in Egypt, the Company had a minimum financial commitment of $7.5 million ($2.3 million remaining)and a work commitment for two wells, 200 square kilometers of 3-D seismic and 300 kilometers of 2-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at June 30, 2015, the Company had expended $5.2 million towards meeting that commitment.
Pursuant to the PSC for South West Gharib in Egypt, the Company had a minimum financial commitment of $10.0 million ($5.1 million remaining)and a work commitment for four wells and 200 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at June 30, 2015, the Company had expended $4.9 million towards meeting that commitment.

Pursuant to the PSC for South Ghazalat in Egypt, the Company had a minimum financial commitment of $8.0 million and a work commitment for two wells and 400 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at June 30, 2015, the Company had met its financial commitment.
Pursuant to the PSC for North West Sitra in Egypt, the Company had a minimum financial commitment of $10.0 million ($9.9 million remaining) and a work commitment for two wells and 300 square kilometers of 3-D seismic during the initial three and a half year exploration period, which commenced on January 8, 2015. As at June 30, 2015, the Company had expended $0.1 million towards meeting that commitment.
In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at June 30, 2015.
DERIVATIVE COMMODITY CONTRACTS
The Company’s operational results and financial condition are dependent on the commodity prices received for its oil production. TransGlobe uses hedging arrangements from time to time as part of its risk management strategy to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs.
In Q1-2015, the Company purchased a financial floor derivative commodity contract at a cost of $0.7 million to protect the pricing received on its first direct crude sale to a third party buyer. The cost of this contract has been presented as a realized loss on derivative commodity contracts in this interim report. No derivative commodity contracts were purchased during Q2-2015. As there were no outstanding derivative commodity contracts at June 30, 2015 or December 31, 2014, no assets or liabilities have been recognized on the Consolidated Balance Sheets for the respective periods.
The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.

INTERNAL CONTROLS OVER FINANCIAL REPORTING
TransGlobe's management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
No changes were made to the Company’s internal control over financial reporting during the period ended June 30, 2015 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

12	Q2-2015